ORRICK, HERRINGTON & SUTCLIFFE LLP 51 W 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 WWW.ORRICK.COM

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

September 27, 2012

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Mark P. Shuman, Branch Chief - Legal
Edwin Kim, Attorney-Advisor
Craig Wilson, Senior Assistant Chief Accountant
Laura Veator, Staff Accountant

Re:	Shutterstock, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed August 30, 2012 File No. 333-181376

Ladies and Gentlemen:

We are submitting this letter on behalf of Shutterstock, Inc. (the “Company”) in response to certain comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letters dated July 20, 2012, September 14, 2012 and September 25, 2012 (together, the “Staff Letters”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-181376) (the “Form S-1”). The Company is concurrently filing Amendment No. 4 to the Form S-1 (the “Amendment”).

In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.

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Also enclosed for the convenience of the Staff are two copies of the Amendment marked to show changes from Amendment No. 3 to the Form S-1 filed by the Company on August 30, 2012.

Response to Staff Comment #11 from Staff Letter dated July 20, 2012

11.                               When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range.  The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company has described in previous response letters, and in detail on pages 78 and 81 of the prospectus, the key factors considered by the Company’s compensation committee in estimating the fair value of the Company’s common stock in order to determine the fair value of VAR grants made in September 2012.  As noted on page 77 of the Amendment, the Company granted an aggregate of 52,750 VARs in September 2012 at an exercise price per share of $20.34.  As of the date of the grants, the Company’s compensation committee determined the fair value of the Company’s common stock to be $20.34 per share.  This determination was based, in part, on an independent third-party valuation effective as of September 17, 2012 that determined the fair value of the Company to be $[****] million, which reflects a value of $20.34 per share, among other factors, and our compensation committee’s determination that no event had occurred subsequent to the date of the valuation that would materially affect the value of the Company as set forth in such valuation.   The independent third party valuation was based on a weighted average of three estimates of market value, including (i) a discounted cash flow analysis which resulted in an estimate of $[****] million, (ii) a guideline company method valuation which resulted in an estimate of $[****] million and (iii) an estimate of the Company’s market value in a potential initial public offering value which resulted in an estimate of $[****] million.  The probability of those scenarios were then weighted with the non-IPO methodologies collectively weighted at 10% and a 90% weight assigned for a potential IPO, resulting in a weighted average value of $[****] million.  The sources of information used by the third-party valuation firm in determining the valuations included conversations and correspondence with the Company’s management, the Registration Statement, projected income statements for future periods, as well as presentations from the Company’s proposed underwriters for the offering.  As a result of the above analysis, the Company concluded that it had a fair value of $[****] million, which reflects a value of $20.34 per share.

The Company respectfully advises the Staff that, as is typical in IPOs, the initial price range for this offering as shown on the cover of the preliminary prospectus was determined based on discussions between the Company’s management and Board of Directors, on the one hand, and its underwriters, on the other hand, that took into account several factors, including the size of the

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offering as well as the desire for a successful initial public offering.  Among the factors that were considered in setting the price range were the information in the Registration Statement, management’s estimates of future financial performance, as well estimates from the analysts associated with the underwriters, the pricing and trading performance of recent U.S. listed technology IPOs since 2010 and various valuation approaches and methodologies comparing the Company to other selected comparable companies.  The underwriters also provided guidance with respect to a recommended IPO discount to achieve a successful offering.  Based on the foregoing input from the Company’s underwriters, the estimated number of shares to be sold in the IPO and a market discount of approximately [****]%, the anticipated IPO price, as shown on the cover of the preliminary prospectus, was $[****] million to $[****] million, the midpoint of which is $[****] million, or $[****] per share, which is approximately [****]% lower than the most recent fair value determination as determined by the Company’s compensation committee, which was $20.34 per share.

Additional disclosure has been added to page 81 of the Amendment under the heading “Anticipated Offering Price Range” that discloses the difference between the fair value determined for the most recent VAR grants and the anticipated IPO price and notes that the assumptions used in the two valuations were not materially different and the anticipated IPO price reflects a market discount typical for transactions of this nature.

Responses to Staff Letter dated September 14, 2012

Summary Consolidated Historical and Unaudited Pro Forma Financial Data, page 9

1.                                      We note your response to prior comment 3. Please revise the introductory paragraphs on page 9 to clarify the different meaning between the term “Pro forma as adjusted” used in your calculation of earnings per share and the term “Pro forma as adjusted” used in the pro forma balance sheet. In this regard you appear to be missing the effects of the page 11 footnote (2)(ii) from the bulleted explanations on page 9. Similar concerns apply to your introductory paragraph presentation on page 41.

In response to the Staff’s Comment, the Company has revised the introductory paragraphs of the Amendment on pages 9 and 10 to clarify that the term “Pro forma as adjusted” used in the pro forma balance sheet includes the assumed proceeds from the offering, while the term “Pro forma as adjusted” used in the calculation of earnings per share includes incremental shares necessary to pay the distributions in excess of earnings for the previous twelve months and the incremental shares necessary to repay the new term loan facility.  The “Pro forma as adjusted” net income per share calculation excludes the remaining shares to be sold in the offering since the assumed proceeds from the issuance of these shares will be used for general corporate and working capital purposes.  The revised introductory paragraphs of the Amendment on pages 9 and 10

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include a summary of the effects of the offering. The Company also respectfully advises the Staff that the introductory paragraphs on pages 43 and 44 of the Amendment have also been revised to clarify the meaning of the “Pro forma as adjusted” term used in the pro forma balance sheet and used in the calculation of earnings per share.

Cash Flows

Operating Activities, page 66

2.                                      We note your response to prior comment 8 that despite revenues increasing 44% for the six month period ended June 30, 2012 as compared to the same period in 2011, cash from operations declined 5% for the same comparative period. You state that this decline was the result of the Company significantly increasing its investment in personnel, primarily related to technology resources, as well as sales, support, marketing and G&A-related personnel and that the Company expects that the increased rate of investment as compared to revenue will slow somewhat as revenue continues to grow. Tell us what consideration you gave to disclosing these factors as well as any uncertainties that may impact this expectation.

The Company respectfully advises the Staff that the factors described in its response to prior comment 8 regarding the Company’s increased investment and its expectation that the rate of this increased investment will slow are disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” on pages 62 through 63 of the Amendment in the Company’s comparison of the six months ended June 30, 2012 and June 30, 2011. For example, in the research and development expense section on page 63 of the Amendment, the Company states that “[w]e anticipate increases in personnel costs as we continue to innovate and offer new products and features, although we expect the rate of increase will decline as we expand our operations.”

Responses to Staff Letter dated September 25, 2012

Unaudited Pro Forma Financial Statements, page 42

1.                                      Please provide a numerical reconciliation of all of the adjustments included in each of your net pro forma adjustments, either on the face of the statements or within the notes to these statements. Please ensure your reconciliation clearly indicates which adjustments are increases and which are decreases.

In response to the Staff’s comment, the Company has revised the pro forma statements on pages 45 through 47 of the Amendment, which now reflect a numerical reconciliation of all pro

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forma adjustments on the face of the statements and indicates which adjustments are increases and which are decreases.

Notes to the Unaudited Pro Forma Financial Statements

Note (a), page 45

2.                                      Please clarify how the $67.9 million difference between the book value of redeemable preferred interests and the fair value of shares issued was recorded. In this regard, we note that you disclose that it is an adjustment to additional paid in capital, but it does not appear to be a component of the net adjustment made to additional paid in capital in your pro form financial statements. Please ensure your reconciliation clarifies this.

In response to the Staff’s comment, the Company has revised the pro forma statements on pages 45 through 47 of the Amendment, which now reflect a numerical reconciliation of all pro forma adjustments on the face of the statements. The reconciliation clarifies how the $67.9 million difference between the book value of redeemable preferred interest and the fair value of shares issued was recorded.

Note (i), page 46

3.                                      It appears that you will recognize a credit in your statement of operations relating to the modification of the profits interest award held by an executive officer. Please tell us the authoritative accounting guidance you are following in accounting for this modification and recognizing a reduction in compensation expense. Please also tell us what consideration you gave to disclosing the accounting guidance you are following in accounting for this modification.

The Company respectfully advises the Staff that the profits interest award (as disclosed in note 12 on page F-30 of the Amendment) was accounted for as a liability and was re-measured at each reporting period based on its fair value in the current income statement. Upon a Liquidation event, which the Reorganization is considered, the unvested portion of the award will convert to restricted stock, which will be accounted for as an equity-classified award measured at fair value on the grant date and amortized over the remaining vesting period. Because the restricted stock award is a recurring charge, it will be reflected as a pro forma adjustment for the year ended December 31, 2011 and the six months ended June 30, 2012. For the income statement periods presented, the profits interest charge recorded in the income statement is greater than the pro forma restricted stock charge and, as a result, a pro forma credit adjustment to the income statement is reflected.

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Basic and Diluted Pro Forma as Adjusted Net Income Per Share of Common Stock, page 47

4.                                      Please disclose a reconciliation of the shares included in your weighted average shares of common stock outstanding-basic for the periods ended December 31, 2011 and June 30, 2012.

In response to the Staff’s comment, the Company has revised its disclosure on page 51 of the Amendment to include a reconciliation of the shares included in the weighted average shares of common stock outstanding-basic for the periods ended December 31, 2011 and June 30, 2012.

* * * * * * * * * * * * * * *

Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David M. Ruff

David M. Ruff

Enclosures

cc:	Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP

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